UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549
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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)*

                          Grupo Iusacell, S.A. de C.V.
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                                (Name of Issuer)


                 Series V Common Stock, without stated par value
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                         (Title of Class of Securities)

                                   40050B100**
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                                 (CUSIP Number)

                             Dennis Daugherty, Esq.
                            Vodafone Americas Region
                           2999 Oak Road, 10th Floor
                         Walnut Creek, California 94597
                                 (925) 210-3900
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 29, 2003
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].



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** This CUSIP number is for the American Depositary Shares (the "ADSs")
        of the Issuer each of which represents 100 shares of Series V Common Stock of the Issuer. This filing is being made with respect to the Series V Common Stock not the ADSs.


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CUSIP NO. 40050B100
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    1.      NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Vodafone Americas B.V.  ("Vodafone Americas")
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    2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a)   [ ]
                                                                     (b)   [X]

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    3.      SEC USE ONLY


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    4.      SOURCE OF FUNDS

            AF
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    5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]

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    6.      CITIZENSHIP OR PLACE OF ORGANIZATION

            Netherlands
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                           7.     SOLE VOTING POWER
    NUMBER OF                     0
     SHARES                -----------------------------------------------------
   BENEFICIALLY            8.     SHARED VOTING POWER
    OWNED BY                      0
      EACH                 -----------------------------------------------------
    REPORTING              9.     SOLE DISPOSITIVE POWER
     PERSON                       0
      WITH                 -----------------------------------------------------
                           10.    SHARED DISPOSITIVE POWER
                                  0
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    11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            0
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    12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [ ]

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    13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            0%
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    14.     TYPE OF REPORTING PERSON

            CO
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ITEM 1.  SECURITY AND ISSUER.

         No changes.

ITEM 2.  IDENTITY AND BACKGROUND.

         No changes.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         No changes.

ITEM 4.  PURPOSE OF TRANSACTION.

         (a)-(j)

         Item 4 is hereby amended by adding the following paragraph to the end of the response to Item 4:

         "In accordance with the Acquisition Agreement, Vodafone Americas tendered all of its holdings of capital stock of the Issuer in the Mexican Offer and did not withdraw such shares. Vodafone Americas has also been advised by the Verizon Selling shareholders that they tendered all of their respective holdings of capital stock of the Issuer in the Mexican Offer in accordance with the Acquisition Agreement and did not withdraw such shares. On July 28, 2003 the Mexican Offer expired and on July 29, 2003 the U.S. Offer expired, and Sub accepted for payment all shares of the Issuer's capital stock validly tendered into the Offers and not withdrawn. Accordingly, Vodafone Americas and the Verizon Selling Shareholders no longer beneficially own any shares of capital stock of the Issuer. In addition, Vodafone Americas, the Verizon Selling Shareholders and the Issuer have terminated the Shareholders Agreement with effect from the consummation of the Offers. Except as previously disclosed, Vodafone Americas has no plans or proposals which relate to or would result in any of the actions described in subsections (a) through (j) of this Item 4."

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended by deleting the first four paragraphs of Item 5 and inserting the following paragraphs:

         "In accordance with the Acquisition Agreement, Vodafone Americas tendered all of the shares of capital stock of the Issuer beneficially owned by it into the Mexican Offer and did not withdraw such shares. On July 28, 2003 the Mexican Offer expired and on July 29, 2003 the U.S. Offer expired, and Sub


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accepted for payment all shares of capital stock of the Issuer validly  tendered and not withdrawn. Accordingly, as of July 29, 2003, Vodafone Americas ceased to be the beneficial owner of any shares of capital stock of the Issuer and no longer has the sole or shared power to vote or the sole or shared power to dispose of any shares of the Issuer."

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.

         Item 6 is hereby amended by inserting the following paragraph at the end of Item 6:

         "Vodafone Americas, the Verizon Selling Shareholders and the Issuer have terminated the Shareholders Agreement with effect from the consummation of the Offers."

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          No changes.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: July 30, 2003

                                               VODAFONE AMERICAS B.V.

                                               By: /s/ Erik de Rijk
                                                   ----------------------
                                                Name:  Erik de Rijk
                                                Title: Director


                                               By: /s/ Walter Hoogstraate
                                                   ----------------------
                                                Name:  Walter Hoogstraate
                                                Title: Director